Exhibit 99.4

For Immediate Release

Bell renews MTN program

MONTRÉAL, February 10, 2015 – Bell Canada (Bell) today announced the filing of a prospectus supplement to a short form base shelf prospectus dated November 14, 2014 with the various securities regulatory authorities in all the provinces of Canada and with the Securities and Exchange Commission (SEC) in the United States to renew Bell’s Medium Term Notes (MTN) program.

The MTN program will enable Bell to offer up to Cdn $4 billion of MTN Debentures from time to time over the period until December 14, 2016. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc. (TSX, NYSE: BCE). Consistent with past practice, the MTN program was renewed so as to continue to provide Bell with financial flexibility and efficient access to the Canadian and U.S. capital markets.

Bell also entered into a dealer agreement under which certain dealers have agreed to act as agents, principals or underwriters with respect to the future offering of the MTN Debentures.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer of securities covered by the prospectus supplement will be made by a pricing supplement containing specific information about the terms of any such offering.

About Bell

Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like the recent Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace programs. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard

Bell Communications

(514) 870-4739

jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos

BCE Investor Relations

(514) 870-4619

thane.fotopoulos@bell.ca